Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9
Tel:	(905) 713-6322
Fax	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2006 RESULTS

March 7, 2007, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three months and year ended December 31, 2006. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended December 31,		Year ended December 31,
(unaudited, in thousands, except per share figures)	2006	2005	2006	2005
Revenues	$46,591	$40,282	$184,782	$151,134
Net income	$23,303	$19,003	$98,510	$76,435
Funds from operations (“FFO”)(2)	$33,934	$28,743	$138,158	$113,574
Diluted FFO per share(2)	$0.70	$0.60	$2.86	$2.35

	MID CONSOLIDATED(1)
	Three months ended December 31,		Year ended December 31,
(unaudited, in thousands, except per share figures)	2006	2005	2006	2005
Revenues
Real Estate Business	$46,591	$40,282	$184,782	$151,134
Magna Entertainment Corp. (“MEC”)(3)	132,875	126,297	710,923	619,107
Eliminations	(7,033)	(3,809)	(29,249)	(7,017)
	$172,433	$162,770	$866,456	$763,224
Net income (loss)
Real Estate Business	$23,303	$19,003	$98,510	$76,435
MEC — continuing operations	(7,598)	(21,778)	(49,077)	(60,897)
Eliminations	598	(1,455)	(505)	(7,031)
Income (loss) from continuing operations	16,303	(4,230)	48,928	8,507
MEC — discontinued operations(4)	12,213	(1,909)	10,942	(1,948)
	$28,516	$(6,139)	$59,870	$6,559
Diluted earnings (loss) per share from continuing operations	$0.34	$(0.09)	$1.01	$0.18
Diluted earnings (loss) per share	$0.59	$(0.13)	$1.24	$0.14

(1)

Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)

FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(3)	Excludes revenues from MEC’s discontinued operations.

(4)

MEC’s discontinued operations for the years ended December 31, 2006  and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.  In addition, MEC’s discontinued operations for the year ended December 31, 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and the operations of Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

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REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio of Magna International Inc. (“Magna”) facilities, during the fourth quarter of 2006 we brought on-stream two expansion projects, representing an aggregate of 60 thousand square feet of leaseable area, at a cost of $5.6 million.

For the year ended December 31, 2006, the Real Estate Business brought 753 thousand square feet of leaseable area on-stream with a total cost of $43.8 million.  These projects include 11 separate projects for Magna and the purchase from a third party of a 343 thousand square foot facility and related land in Saltillo, Mexico, which facility is leased primarily to a Magna tenant.

At December 31, 2006, the Real Estate Business had two properties under development in Canada.  These developments are expansions and renovations to existing facilities and will add three thousand square feet to the Real Estate Business’ income-producing portfolio when completed.  Subsequent to year-end, the Real Estate Business also commenced a 25 thousand square foot expansion and related refurbishments to a property in the U.S.  The total anticipated costs related to these projects are approximately $10.8 million, of which $0.7 million had been incurred as of December 31, 2006.

At December 31, 2006, the Real Estate Business had 27.5 million square feet of leaseable area, with annualized lease payments of $159.2 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

Subsequent to year-end, MID acquired all of MEC’s interests and rights in two development real estate properties in return for aggregate cash consideration of $30.1 million. The acquired lands include a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland.  MID intends to develop the two properties, either for its own account or as part of a joint venture arrangement, for residential and, in the case of Laurel, mixed use purposes.

“Our strategy always included leveraging the strong and steady cash flows from our core industrial portfolio to grow our asset base and diversify our revenue stream,” said John Simonetti, Chief Executive Officer.  “Our decision to finance various MEC development projects is consistent with this strategy and provided a significant positive impact on our 2006 financial results. Although we continue to focus on our Magna business, given the challenges in the automotive industry environment and the related slowdown in our Magna–related developments, we also continue to pursue other areas for growth, including further opportunities afforded to us by our MEC investment.”

Financial Results for the Three Months Ended December 31, 2006

For the three months ended December 31, 2006, revenues were $46.6 million, an increase of 16% over revenues of $40.3 million for the three months ended December 31, 2005.  The higher revenues reflect ongoing initiatives, including $1.3 million from completed Magna projects coming on-stream, $0.6 million from contractual rent increases on our existing rental portfolio and $3.2 million of higher interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries (the “MEC Financing Arrangements”).  Changes in foreign exchange rates increased revenues by $1.7 million, while the impact of straight-line and other adjustments reduced revenues by $0.5 million.

FFO in the three months ended December 31, 2006 was $33.9 million, representing an increase of $5.2 million or 18% over FFO for the three months ended December 31, 2005.  This improvement in FFO is due to a $6.3 million increase in revenue and a decrease in general and administrative expenses of $1.2 million, partially offset by increases of $0.6 million in net interest expense and $1.7 million in cash tax expense.

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Net income for the fourth quarter of 2006 of $23.3 million increased by 23% compared to net income of $19.0 million for the fourth quarter of 2005.  The increase resulted from the $6.3 million increase in revenues and a $1.2 million decrease in general and administrative expenses, partially offset by increases of $0.9 million in depreciation, $0.6 million in net interest expense and $0.8 million in income tax expense, as well as a $0.9 million gain on disposal in the fourth quarter of 2005.

General and administrative expenses for the fourth quarter of 2005 include (i) $1.9 million of costs incurred in association with the Company’s defence against the oppression application brought by Greenlight Capital, Inc. and certain of its affiliates (“Greenlight”-see “Greenlight Capital Litigation” for further details) and (ii) $0.6 million of costs associated with the Real Estate Business’ contribution to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts (the “Katrina Contribution”).  Excluding these costs, general and administrative expenses increased by $1.3 million compared to the fourth quarter of 2005, primarily due to increased professional fees related to the Company’s compliance with Sarbanes-Oxley legislation, increased salaries and related benefits (including increased stock option compensation expense) and the strengthening of the euro and Canadian dollar against the U.S. dollar in the fourth quarter of 2006 compared to the fourth quarter of 2005.

Net interest expense was $2.1 million in the three months ended December 31, 2006 ($3.6 million of interest expense less $1.5 million of interest income) compared to $1.5 million for the three months ended December 31, 2005 ($3.4 million of interest expense less $1.9 million of interest income).

Financial Results for the Year Ended December 31, 2006

For the year ended December 31, 2006, revenues were $184.8 million, an increase of $33.6 million or 22% over the same period in the prior year. The higher revenues reflect ongoing initiatives, including $5.7 million from completed Magna projects coming on-stream, $2.4 million from contractual rent increases on our existing rental portfolio and $22.2 million of higher interest and other income earned from the MEC Financing Arrangements.  Changes in foreign exchange rates increased revenues by $3.6 million, while the impact of straight-line and other adjustments reduced revenues by $0.3 million.

FFO for the year ended December 31, 2006 of $138.2 million represents a 22% increase over FFO of $113.6 million for the year ended December 31, 2005.  FFO for the year ended December 31, 2005 includes a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005.  Excluding this item, FFO for the year ended December 31, 2006 increased by 25% over FFO for the year ended December 31, 2005 of $110.5 million.  This improvement in FFO is primarily due to a $33.6 million increase in revenue and a $1.3 million reduction in general and administrative expenses, partially offset by increases in net interest expense of $3.9 million and current income tax expense of $3.4 million.

Net income for the year ended December 31, 2006 was $98.5 million, an increase of $22.1 million or 29% over net income of $76.4 million for the prior year.  The change over the prior year was a result of a $33.6 million increase in revenues, a $1.3 million decrease in general and administrative expenses, dilution and other gains of $1.9 million and a $1.6 million reduction in income tax expense, partially offset by increases in depreciation and amortization of $2.3 million and net interest expense of $3.9 million, as well as a $10.1 million lower gain on disposal of real estate.  Excluding gains (net of related taxes) from the sale of real estate in both 2006 and 2005, net income increased by 41% to $98.4 million in 2006 compared to $69.7 million in 2005.

General and administrative expenses in 2006 were $21.0 million, a $1.3 million decrease from $22.3 million in 2005.  General and administrative expenses for 2005 include (i) $5.4 million of costs incurred in association with Greenlight's oppression application and related matters and (ii) $0.6 million of costs associated with the Katrina Contribution.  General and administrative expenses for 2006 include (i) $2.5 million of advisory and other costs incurred in connection with the Company’s evaluation of certain transactions that, ultimately, were not undertaken and (ii) $0.8 million of costs related to the Greenlight oppression application, which were offset by a $1.3 million recovery under the Company’s insurance policy.  Excluding these items, general and administrative expenses in 2006 increased by $2.7 million compared to 2005, from $16.3 million in 2005 to $19.0 million in 2006, primarily due to increased professional fees related to the Company’s compliance with Sarbanes-Oxley legislation, increased repairs and maintenance costs, increased salaries and related benefits (including stock option compensation expense) and the strengthening of the Canadian dollar against the U.S. dollar.

Net interest expense was $10.4 million in the year ended December 31, 2006 ($14.4 million of interest expense less $4.0 million of interest income) compared to $6.5 million for the year ended December 31, 2005 ($12.9 million of interest expense less $6.4 million of interest income).  The Company’s senior unsecured debentures are denominated in Canadian dollars and the $1.5 million increase in interest expense is due to the strengthening of the Canadian dollar

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against the U.S. dollar as well as lower capitalized interest, which decreased to $0.6 million in 2006 compared to $1.2 million in 2005.  Interest income decreased by $2.4 million compared to the prior year, due to a reduction in the Real Estate Business’ average cash available throughout the year for short-term investments.

During the year ended December 31, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business’ foreign operations.  This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.  The currency translation gains of $1.9 million have been excluded from the determination of the Real Estate Business’ FFO.

Greenlight Capital Litigation

On August 2, 2005, Greenlight filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants’ factum.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will file a responding factum to vigorously defend against the appeal.

MAGNA ENTERTAINMENT CORP.

At December 31, 2006, the market value of MID’s shareholding in MEC was $283.4 million, based on the Nasdaq closing price of $4.51 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on the last trading date in 2006.

MEC Recapitalization Plan

In November 2006, MEC closed the sale of The Meadows racetrack, which generated net cash proceeds of $171.8 million and contributed to MEC’s fourth quarter net reduction in bank indebtedness of $33.4 million and repayment of $116.7 million of debt, including $111.8 million in full repayment of the bridge loan with MID.  In February 2007, MEC sold its interests and rights in two real estate properties to MID for proceeds of $30.1 million, which were used by MEC to further pay down debt.  MEC is continuing to pursue other funding sources to further strengthen its balance sheet, which may include additional non-core asset sales, partnerships and raising equity, any of which may involve MID.

Mr. Simonetti stated, “We are pleased that MEC has fully repaid our bridge loan.  However, additional steps need to be taken order to improve their financial position.  We continue to closely monitor MEC’s financial situation and evaluate alternatives in order to resolve this issue in a way that is acceptable to all of our stakeholders.”

Financial Results for the Three Months and Year Ended December 31, 2006

MEC’s racetracks operate for prescribed periods each year.  As a result, racing revenues and operating results for any quarter will not be indicative of MEC’s revenues and operating results for the year.  MEC’s results have been restated to distinguish between results from continuing operations and results from discontinued operations.  MEC’s discontinued operations for the year ended December 31, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.  In addition, MEC’s discontinued operations for the year ended December 31, 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and the operations of Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

MEC’s revenues from continuing operations for the three months and year ended December 31, 2006 increased 5% to $132.9 million and 15% to $710.9 million, respectively, from the prior year comparable periods.  The increase in revenues in the fourth quarter of 2006 is primarily due to gaming revenues at the Gulfstream Park casino facility and Remington Park casino facility (which opened in November 2006 and November 2005, respectively) and MEC’s acquisition of the remaining 70% equity interest of AmTote International, Inc. on July 26, 2006 (the “AmTote Acquisition”), partially offset by a reduction in revenues from MEC’s California operations, primarily due to a change in the racing calendar at Golden Gate Fields whereby there were 12 live race days in the three months ended December 31, 2006 compared to 46 live race days in the three months ended December 31, 2005.  The increase in revenues in the year ended December 31, 2006 is primarily due to the same factors noted above for the three months ended December 31, 2006, as well as increased attendance, handle and wagering at Santa Anita Park as a result of better weather and more effective marketing efforts, increased live race days at Golden Gate Fields whereby live race days increased from 96 days in 2005 to 106 days in 2006, increased racing revenues at Gulfstream park due to the opening of the new clubhouse facility and increased wagering revenues at Laurel Park as a result of additional live race days and increased average field size.

Earnings before interest, taxes, depreciation and amortization from MEC’s continuing operations excluding dilution and other gains and the minority interest impact (“EBITDA”) was $7.0 million for the fourth quarter in 2006 compared to a loss of $19.0 million in the prior year.  EBITDA was $15.9 million in the year ended December 31, 2006 compared to a loss of $33.0 million in the prior year.  EBITDA in the three months and year ended December 31, 2006 were positively impacted

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by a $115.2 million gain on the sale of The Meadows and negatively impacted by a $77.4 million non-cash write-down of long lived assets, $76.2 million of which pertained to Magna Racino™’s long-lived assets.  Excluding these items, EBITDA for the three months ended December 31, 2006 decreased by $11.8 million and EBITDA for the year ended December 31, 2006 increased by $11.1 million.  The $11.8 million decrease in EBITDA for the three months ended December 31, 2006 is due to $19.4 million of increased operating costs and general and administrative expenses, partially offset by $6.6 million of increased revenues and a $1.1 million reduction in purses, awards and other expenses.  The increase in operating costs and general and administrative expenses is primarily due to increased operating and marketing costs at Remington Park and Gulfstream Park for the casino facilities, increased costs resulting from the AmTote Acquisition, a write-off of deferred development costs in connection with MEC’s Michigan racing licence and costs incurred in MEC’s pursuit of the legalization of alternative gaming in Ohio, a referendum on which was defeated by the Ohio voters in the November 2006 general election, partially offset by reduced costs in MEC’s California operations resulting from the change in the racing calendar at Golden Gate Fields discussed above.  The $11.1 improvement in EBITDA for the year ended December 31, 2006 is due to $91.8 million of increased revenues and $2.9 million of gains on the disposal of real estate in the first quarter of 2006, partially offset by $39.6 million of increased purses, awards and other expenses and $44.0 million of increased operating costs and general and administrative expenses.  The increase in operating costs and general and administrative expenses is primarily due to the same factors mentioned above for the fourth quarter of 2006 and increased costs associated with the 10 additional live race days at Golden Gate fields discussed previously.

MEC recorded net income of $4.6 million and a net loss of $38.1 million for the three months and year ended December 31, 2006, respectively, compared to net losses of $23.7 million and $62.8 million in the three months and year ended December 31, 2005, respectively.  Excluding the $12.2 million of income and the $1.9 million loss from discontinued operations in the three months ended December 31, 2006 and 2005, respectively, the $14.2 million decrease in MEC’s net loss in the fourth quarter of 2006 is due to the improvement in EBITDA discussed above and an increase in MEC’s income tax recovery, partially offset by increased depreciation expense primarily as a result of the opening of the new clubhouse facility at Gulfstream Park in the first quarter of 2006 and the Remington Park casino facility in November 2005, increased interest expense on the MEC Financing Arrangements and a decrease in the minority interest recovery due to the decrease in MEC’s net loss before dilution and other gains and the minority interest impact.  Excluding the $10.9 million of income and the $1.9 million loss from discontinued operations in the years ended December 31, 2006 and 2005, respectively, the $11.8 million decrease in net loss in the year ended December 31, 2006 is primarily due to the factors mentioned above for the fourth quarter of 2006.

DIVIDENDS

MID’s Board of Directors has declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2006.  The dividend is payable on or about April 15, 2007 to shareholders of record at the close of business on March 30, 2007.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the fourth quarter’s results on March 7, 2007 at 10:30 am EST.  The number to use for this call is 1-800-731-6941.  The number for overseas callers is 416-644-3417.  Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com.  The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21219949 followed by the number sign) and the rebroadcast will be available until March 14, 2007.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe.  Virtually all of its income-producing properties are under lease to Magna and its subsidiaries.  MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Robert Kunihiro, Executive Vice-President and Chief Financial Officer, at 905-726-7507.  For teleconferencing questions, please contact Angie Palmer at 905-726-7508.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Net income	$23,303	$19,003	$98,510	$76,435
Add back (deduct):
Depreciation and amortization	10,200	9,329	39,225	36,896
Future income taxes	431	1,044	2,439	6,930
Gain on disposal of real estate, net of income tax	—	(633)	(95)	(6,687)
Dilution and other gains	—	—	(1,921)	—
Funds from operations	$33,934	$28,743	$138,158	$113,574

Basic and diluted funds from operations per share	$0.70	$0.60	$2.86	$2.35

Average number of shares outstanding (thousands)
Basic	48,329	48,290	48,301	48,260
Diluted	48,386	48,343	48,355	48,319

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2005.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

					Magna
	Consolidated		Real Estate Business		Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Three Months Ended December 31,	2006	2005	2006	2005	2006	2005
Revenues
Rental revenue	$39,558	$36,473	$39,558	$36,473	$—	$—
Racing and other revenue	132,875	126,297	—	—	132,875	126,297
Interest and other income from MEC (note 16)	—	—	7,033	3,809	—	—
	172,433	162,770	46,591	40,282	132,875	126,297
Operating costs and expenses
Purses, awards and other	58,727	59,827	—	—	58,727	59,827
Operating costs	83,367	68,727	—	—	83,467	68,727
General and administrative (note 16)	27,564	24,277	5,891	7,110	21,390	16,702
Depreciation and amortization (note 16)	22,815	18,896	10,200	9,329	12,652	9,569
Interest expense, net (note 16)	10,559	9,630	2,142	1,532	16,194	10,915
Write-down of MEC’s long-lived assets (note 5)	77,445	—	—	—	77,445	—
Operating income (loss)	(108,044)	(18,587)	28,358	22,311	(137,000)	(39,443)
Gain on disposal of business	115,193	—	—	—	115,193	—
Gain on disposal of real estate	—	900	—	900	—	—
Dilution and other gains	10	4	—	—	10	4
Income (loss) before income taxes and minority interest	7,159	(17,683)	28,358	23,211	(21,797)	(39,439)
Income tax expense (recovery)	(3,733)	1,987	5,055	4,208	(8,788)	(2,221)
Minority interest	(5,411)	(15,440)	—	—	(5,411)	(15,440)
Income (loss) from continuing operations	16,303	(4,230)	23,303	19,003	(7,598)	(21,778)
Income (loss) from discontinued operations (note 3)	12,213	(1,909)	—	—	12,213	(1,909)
Net income (loss)	$28,516	$(6,139)	$23,303	$19,003	$4,615	$(23,687)
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 6)
— Continuing operations	$0.34	$(0.09)
— Discontinued operations (note 3)	0.25	(0.04)
Total	$0.59	$(0.13)
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 6)
— Basic	48,329	48,290
— Diluted	48,386	48,290

See accompanying notes

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Year Ended December 31,	2006	2005	2006	2005	2006	2005
Revenues
Rental revenue	$155,533	$144,117	$155,533	$144,117	$—	$—
Racing and other revenue	710,923	619,107	—	—	710,923	619,107
Interest and other income from MEC (note 16)	—	—	29,249	7,017	—	—
	866,456	763,224	184,782	151,134	710,923	619,107
Operating costs and expenses
Purses, awards and other	345,829	306,268	—	—	345,829	306,268
Operating costs	316,005	281,762	—	—	316,105	281,762
General and administrative (note 16)	97,207	90,337	20,996	22,304	73,700	64,048
Depreciation and amortization (note 16)	83,695	73,923	39,225	36,896	44,607	37,029
Interest expense, net (note 16)	42,360	37,576	10,407	6,464	62,971	35,081
Write-down of MEC’s long-lived assets	77,445	—	—	—	77,445	—
Operating income (loss)	(96,085)	(26,642)	114,154	85,470	(209,734)	(105,081)
Gain on disposal of business	115,193	—	—	—	115,193	—
Gain on disposal of real estate	3,092	10,304	209	10,304	2,883	—
Dilution and other gains (note 11)	2,116	11	1,921	—	195	11
Income (loss) before income taxes and minority interest	24,316	(16,327)	116,284	95,774	(91,463)	(105,070)
Income tax expense (note 12)	10,471	18,336	17,774	19,339	(7,303)	(1,003)
Minority interest	(35,083)	(43,170)	—	—	(35,083)	(43,170)
Income (loss) from continuing operations	48,928	8,507	98,510	76,435	(49,077)	(60,897)
Income (loss) from discontinued operations (note 3)	10,942	(1,948)	—	—	10,942	(1,948)
Net income (loss)	$59,870	$6,559	$98,510	$76,435	$(38,135)	$(62,845)
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 6)
— Continuing operations	$1.01	$0.18
— Discontinued operations (note 3)	0.23	(0.04)
Total	$1.24	$0.14
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 6)
— Basic	48,301	48,260
— Diluted	48,355	48,319

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Deficit, beginning of period	$(89,904)	$(86,055)	$(99,527)	$(79,932)
Net income (loss)	28,516	(6,139)	59,870	6,559
Costs associated with capital transactions of subsidiaries	(475)	(89)	(475)	(89)
Dividends	(7,249)	(7,244)	(28,980)	(26,065)
Deficit, end of period	$(69,112)	$(99,527)	$(69,112)	$(99,527)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Three Months Ended December 31,	2006	2005	2006	2005	2006	2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$16,303	$(4,230)	$23,303	$19,003	$(7,598)	$(21,778)
Items not involving current cash flows (note 14)	(29,087)	382	6,838	8,147	(34,190)	(8,394)
Changes in non-cash balances (note 14)	18,052	15,456	(1,729)	(1,887)	19,943	17,813
Cash provided by (used in) operating activities	5,268	11,608	28,412	25,263	(21,845)	(12,359)
INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(23,670)	(85,939)	(3,004)	(18,751)	(20,666)	(67,188)
Proceeds on disposal of real estate and fixed assets, net	2,950	1,517	—	1,517	2,950	—
Proceeds on disposal of business, net (note 4)	171,777	—	—	—	171,777	—
Decrease (increase) in other assets	2,462	(1,027)	33	—	2,429	(1,027)
Loan advances to MEC (note 16)	—	—	(23,963)	(81,109)	—	—
Loan repayments from MEC (note 16)	—	—	113,400	—	—	—
Cash provided by (used in) investment activities	153,519	(85,449)	86,466	(98,343)	156,490	(68,215)
FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(33,414)	1,960	—	—	(33,414)	1,960
Issuance of long-term debt	448	209	—	—	448	209
Repayment of long-term debt	(3,410)	(4,449)	(92)	(84)	(3,318)	(4,365)
Loan advances from MID, net (note 16)	—	—	—	—	22,664	79,813
Loan repayments to MID (note 16)	—	—	—	—	(113,400)	—
Issuance of shares	316	—	316	—	—	—
Costs associated with capital transactions of subsidiaries	(475)	(89)	(475)	(89)	—	—
Dividends paid	(7,249)	(7,244)	(7,249)	(7,244)	—	—
Cash provided by (used in) financing activities	(43,784)	(9,613)	(7,500)	(7,417)	(127,020)	77,617
Effect of exchange rate changes on cash and cash equivalents	957	(2,520)	557	(2,042)	400	(478)
Net cash flows provided by (used in) continuing operations	115,960	(85,974)	107,935	(82,539)	8,025	(3,435)
DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	2,671	(6,145)	—	—	2,671	(6,145)
Cash provided by (used in) investing activities	16,554	28,840	—	—	16,554	28,840
Cash provided by (used in) financing activities	—	(4,673)	—	—	—	(4,673)
Net cash flows provided by discontinued operations	19,225	18,022	—	—	19,225	18,022
Net increase (decrease) in cash and cash equivalents during the period	135,185	(67,952)	107,935	(82,539)	27,250	14,587
Cash and cash equivalents, beginning of period	115,070	225,412	83,931	188,021	31,139	37,391
Cash and cash equivalents, end of period	$250,255	$157,460	$191,866	$105,482	$58,389	$51,978

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Year Ended December 31,	2006	2005	2006	2005	2006	2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$48,928	$8,507	$98,510	$76,435	$(49,077)	$(60,897)
Items not involving current cash flows (note 14)	2,761	27,269	24,971	31,250	(16,918)	(6,273)
Changes in non-cash balances (note 14)	38	13,659	(7,385)	2,380	5,884	12,572
Cash provided by (used in) operating activities	51,727	49,435	116,096	110,065	(60,111)	(54,598)
INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(126,490)	(218,199)	(35,898)	(67,556)	(90,592)	(150,643)
Acquisition of business, net of cash acquired (note 2)	(9,347)	—	—	—	(9,347)	—
Proceeds on disposal of business, net (note 4)	171,777	—	—	—	171,777	—
Proceeds on disposal of real estate and fixed assets, net	20,927	32,436	8,921	26,633	12,006	5,803
Decrease (increase) in other assets	220	(1,451)	(834)	(191)	1,054	(1,493)
Loan advances to MEC (note 16)	—	—	(93,771)	(161,884)	—	—
Loan repayments from MEC (note 16)	—	—	116,800	—	—	—
Cash provided by (used in) investment activities	57,087	(187,214)	(4,782)	(202,998)	84,898	(146,333)
FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(20,785)	2,760	—	—	(20,785)	2,760
Issuance of long-term debt	12,582	197	—	—	12,582	197
Repayment of long-term debt	(16,175)	(15,912)	(359)	(312)	(15,816)	(15,600)
Loan advances from MID, net (note 16)	—	—	—	—	89,513	156,085
Loan repayments to MID (note 16)	—	—	—	—	(116,800)	—
Issuance of shares	1,171	2,611	1,171	2,611	—	—
Costs associated with capital transactions of subsidiaries	(475)	(89)	(475)	(89)	—	—
Dividends paid	(28,980)	(26,065)	(28,980)	(26,065)	—	—
Cash provided by (used in) financing activities	(52,662)	(36,498)	(28,643)	(23,855)	(51,306)	143,442
Effect of exchange rate changes on cash and cash equivalents	3,709	(5,463)	3,713	(6,604)	(4)	1,141
Net cash flows provided by (used in) continuing operations	59,861	(179,740)	86,384	(123,392)	(26,523)	(56,348)
DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	1,372	(8,502)	—	—	1,372	(8,502)
Cash provided by investing activities	63,989	35,149	—	—	63,989	35,149
Cash provided by (used in) financing activities	(32,427)	20,863	—	—	(32,427)	20,863
Net cash flows provided by discontinued operations	32,934	47,510	—	—	32,934	47,510
Net increase (decrease) in cash and cash equivalents during the year	92,795	(132,230)	86,384	(123,392)	6,411	(8,838)
Cash and cash equivalents, beginning of year	157,460	289,690	105,482	228,874	51,978	60,816
Cash and cash equivalents, end of year	$250,255	$157,460	$191,866	$105,482	$58,389	$51,978

See accompanying notes

Consolidated Balance Sheets

(Refer to Note 1 — Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
		(restated —				(restated —
		notes 3 & 4)				notes 3 & 4)
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
As at	2006	2005	2006	2005	2006	2005

ASSETS

Current assets:
Cash and cash equivalents	$250,255	$157,460	$191,866	$105,482	$58,389	$51,978
Restricted cash (note 16)	40,708	39,104	6,514	13,649	34,194	25,455
Accounts receivable	43,740	46,189	7,749	8,291	35,991	37,898
Loan receivable from MEC (note 16)	—	—	3,108	74,725	—	—
Due from MID (note 16)	—	—	—	—	6,648	13,668
Income taxes receivable	1,934	3,825	1,354	3,429	580	396
Prepaid expenses and other (note 16)	16,044	9,382	966	317	15,304	9,065
Assets held for sale (note 4)	—	2,719	—	—	—	2,719
Discontinued operations (note 3)	—	2,723	—	—	—	2,723
	352,681	261,402	211,557	205,893	151,106	143,902

Real estate properties, net (note 7)	2,188,774	2,191,774	1,348,621	1,308,658	845,191	887,259
Fixed assets, net	93,406	63,014	554	576	92,852	62,438
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 16)	11,711	15,044	3,061	2,437	14,276	19,904
Loans receivable from MEC (note 16)	—	—	182,876	118,145	—	—
Deferred rent receivable	13,818	14,031	13,818	14,031	—	—
Future tax assets	52,038	53,501	7,277	8,886	44,761	44,615
Assets held for sale (note 4)	—	76,593	—	—	—	76,593
Discontinued operations (note 3)	—	86,359	—	—	—	86,359
	$2,822,296	$2,871,586	$1,767,764	$1,658,626	$1,258,054	$1,430,938

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness (note 8)	$6,515	$30,260	$—	$—	$6,515	$30,260
Accounts payable and accrued liabilities	157,274	164,676	13,317	21,724	143,957	142,952
Income taxes payable	7,083	9,212	7,083	8,991	—	221
Loan payable to MID (note 16)	—	—	—	—	3,108	74,725
Due to MEC (note 16)	—	—	6,648	13,668	—	—
Long-term debt due within one year	86,155	32,731	378	349	85,777	32,382
Deferred revenue (note 16)	8,311	11,198	2,451	5,702	6,098	6,789
Liabilities related to assets held for sale (note 4)	—	2,991	—	—	—	2,991
Discontinued operations (note 3)	—	15,609	—	—	—	15,609
	265,338	266,677	29,877	50,434	245,455	305,929

Long-term debt (note 8)	99,850	144,637	5,991	6,366	93,859	138,271
Senior unsecured debentures	226,596	226,398	226,596	226,398	—	—
Note obligations	215,830	213,357	—	—	215,830	213,357
Loans payable to MID (note 16)	—	—	—	—	182,876	118,145
Other long-term liabilities	15,787	1,702	—	—	15,787	1,702
Future tax liabilities	141,491	148,961	46,090	44,979	95,401	103,982
Minority interest	180,108	203,925	—	—	180,108	203,925
Liabilities related to assets held for sale (note 4)	—	24,746	—	—	—	24,746
Discontinued operations (note 3)	—	55,729	—	—	—	55,729
	1,145,000	1,286,132	308,554	328,177	1,029,316	1,165,786

Shareholders’ equity:
Share capital (note 9)	1,577,342	1,575,909
Contributed surplus (note 10)	2,667	2,112
Deficit	(69,112	(99,527
Currency translation adjustment (note 11)	166,399	106,960
	1,677,296	1,585,454	1,459,210	1,330,449	228,738	265,152
	$2,822,296	$2,871,586	$1,767,763	$1,658,626	$1,258,054	$1,430,938

Commitments and contingencies (note 17)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at December 31, 2006 and 2005 and for the three-month periods and years ended December 31, 2006 and 2005 are unaudited)

1.            BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).  MID is a real estate operating company that owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units (“Magna”).  The Company also holds an investment in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets.  The Company owns approximately 58% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock.  MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC’s assets and the discharge of MEC’s liabilities in the normal course of business for the foreseeable future.  MEC has incurred net losses before minority interest recovery of $65.4 million and $107.4 million for the years ended December 31, 2006 and 2005, respectively, and has a working capital deficiency of $94.3 million as at December 31, 2006.  Accordingly, MEC’s ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and maintain its obligations with respect to secured and unsecured creditors, none of which is assured.  During the year ended December 31, 2006, MEC completed asset sale transactions for proceeds totalling $269.4 million.  On February 7, 2007, MID acquired all of MEC’s interests and rights in two real estate properties, a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland, in return for cash consideration of Cdn. $12.0 million ($10.1 million) and $20.0 million, respectively (note 18).  MEC is continuing to pursue other funding sources, which may include further asset sales, partnerships and raising capital through equity offerings, any of which may involve MID.  The success of these efforts is not determinable at this time.  These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of business.

MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results.

(b)   Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles and the accounting policies set out in the annual consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2006 and 2005 and the results of operations and cash flows for the three-month periods and years ended December 31, 2006 and 2005.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 15 to the unaudited interim consolidated financial statements.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 16, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to conform to the current period’s presentation.  Prior period amounts have also been adjusted to reflect the restatement for discontinued operations of MEC (note 3) and changes in assets held for sale by MEC (note 4).

2.     BUSINESS ACQUISITION

On August 22, 2003, MEC Maryland Investments Inc. (“MEC Maryland”), a wholly-owned subsidiary of MEC, acquired a 30% interest in AmTote International, Inc. (“AmTote”) for a total cash purchase price, including transaction costs, of $4.3 million.  At the same time, MEC Maryland was also granted options to acquire the remaining 70% of AmTote.

On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote for a total cash purchase price of $9.3 million, including transaction costs of $0.1 million, net of cash acquired of $5.5 million.

AmTote is a provider of totalisator services to the North American pari-mutuel industry with service contracts with over 70 North American racetracks and other wagering entities.

The purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital	$1,203
Fixed assets	12,008
Other assets	127
Goodwill	683
Long-term debt	(1,470)
Other long-term liabilities	(980)
Future tax liabilities	(2,224)
Net assets acquired and total purchase price, net of cash acquired	$9,347

The purchase price for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

3.     DISCONTINUED OPERATIONS

(a)          On November 1, 2006, a wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, a related party, for a sale value of 30.0 million euros ($38.3 million), which included cash consideration of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt assumed by Magna.  MEC recognized a gain on disposition of $20.9 million.

(b)         On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna, a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs.  MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC’s carrying value of the assets disposed over their fair values at the date of disposition.  Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

(c)          On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain on disposition of $1.5 million.  MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under its senior secured credit facility (the “MEC Credit Facility” — note 8).

(d)         On August 16, 2005, MEC and Great Canadian Gaming Corporation (“GCGC”) entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. (“ORI”), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada.  Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005.  On closing, GCGC paid $23.6 million and Cdn. $50.7 million ($43.1 million) in cash and also assumed ORI’s existing debt.

As required under GAAP, MEC’s long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  The sale transaction described above established fair values of certain assets of Flamboro Downs and, accordingly, MEC performed impairment testing of these assets at June 30, 2005.  Based on this analysis, MEC recognized a non-cash impairment loss on Flamboro Downs’ racing license of $15.0 million.

(e)          On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. (“Colonial LP”) pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. (“MVRC”).  MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs.  Regulatory approval for the sale of MVRC was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005.  On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which was repaid during the year ended December 31, 2006.  MEC recognized a gain on disposition of $9.8 million.

MEC’s results of operations related to discontinued operations for the three-month periods and years ended December 31, 2006 and 2005, and MEC’s assets and liabilities related to discontinued operations as at December 31, 2005, are shown in the following tables:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Revenues	$684	$5,388	$14,593	$42,710
Costs and expenses	621	(5,708)	11,205	32,786
	63	(320)	3,388	9,924
Depreciation and amortization	109	770	2,156	3,765
Interest expense, net	106	394	2,040	3,872
Impairment loss recorded on disposition	—	2,671	1,202	14,961
Loss before undernoted	(152)	(4,155)	(2,010)	(12,674)
Gain on disposition	20,892	—	22,387	9,837
Income (loss) before income taxes and minority interest	20,740	(4,155)	20,377	(2,837)
Income tax expense (recovery)	(160)	(894)	1,653	492
Minority interest	8,687	(1,352)	7,782	(1,381)
Income (loss) from discontinued operations	$12,213	$(1,909)	$10,942	$(1,948)

As at	December 31, 2005
ASSETS
Current assets:
Accounts receivable	$1,777
Income taxes receivable	3
Prepaid expenses and other	943
2,723
Real estate properties, net	73,106
Fixed assets, net	4,437
Other assets, net	974
Future tax assets	7,842
86,359
$89,082
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$3,709
Income taxes payable	4,192
Long-term debt due within one year	5,651
Deferred revenue	2,057
15,609
Long-term-debt	44,559
Other long-term liabilities	11,170
55,729
$71,338

4.              ASSETS HELD FOR SALE

(a)          On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property for $51.0 million.  The proposed sale was subject to the completion of due diligence by the purchaser by April 3, 2006 and a closing by April 28, 2006.  Accordingly, the under-utilized real estate was classified as “assets held for sale” on the Company’s unaudited interim consolidated balance sheet at December 31, 2005.  On April 3, 2006, MEC announced the termination of the sale agreement and, as such, the purchaser did not proceed with the proposed sale as stipulated in the agreement.  It has been determined that the plan of sale criteria under generally accepted accounting principles is no longer met in relation to this property and, accordingly, the property has been reclassified to reflect the carrying amount of the property in MEC’s “real estate properties, net” on the Company’s unaudited interim consolidated balance sheet as at December 31, 2005, rather than in “assets held for sale”.

(b)         On November 9, 2005, MEC announced that it had entered into a share purchase agreement (the “Initial SPA”) with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”) providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc. (collectively, “The Meadows Entities”), each MEC wholly-owned subsidiaries through which MEC owned and operated The Meadows, MEC’s standardbred racetrack in Pennsylvania.

On July 26, 2006, MEC announced that it had entered into an amended share purchase agreement that modified the Initial SPA with respect to the sale of The Meadows as a result of regulatory requirements relating to the approval of the issuance of a gaming licence by the Pennsylvania Gaming Control Board, as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the Initial SPA, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County.  The $225.0 million purchase price in the Initial SPA, which included a $39.0 million holdback note, was reduced to $200.0 million, with a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  With respect to the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the holdback, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows as defined in the terms of the Meadows Holdback Note, in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.  Concurrently with entering into the amended share purchase agreement, the parties entered into a racing services agreement whereby MEC will pay $50 thousand per annum and will continue to operate, for its own account, the racing operations at The Meadows for at least five years.

On November 14, 2006, MEC completed the sale of The Meadows and received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and the Meadows Holdback Note.  MEC recognized a $115.2 million gain on this sale transaction.  Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of indemnification obligations and as payments are received.

MEC was required to use the proceeds from the sale of The Meadows to fully repay the bridge loan between a subsidiary of MID (the “MID Lender”) and MEC (the “MEC Bridge Loan” — note 16), to permanently pay down $39.0 million of the principal amount outstanding under the MEC Credit Facility (note 8), to repay $2.0 million of the BE&K Loan (as defined in note 8) and to place $15.0 million into escrow with the MID Lender (note 16).

MEC’s assets classified as held for sale and corresponding liabilities as at December 31, 2005, restated as described in note 4(a), are shown in the table below.

As at	December 31, 2005
ASSETS
Current assets:
Restricted cash	$443
Accounts receivable	450
Income taxes receivable	857
Prepaid expenses and other	969
2,719
Real estate properties, net	16,154
Fixed assets, net	1,576
Racing licence	58,266
Other assets, net	200
Future tax assets	397
76,593
$79,312
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,679
Deferred revenue	312
2,991
Future tax liabilities	24,746
$27,737

5.              WRITE-DOWN OF MEC’S LONG-LIVED ASSETS

MEC’s long-lived assets, which consist of fixed assets and real estate properties, are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, the recoverability of the long-lived assets is assessed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows.  If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined.

Write-downs and impairment losses relating to long-lived assets have been recognized as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Magna Racino™(i)	$76,166	$—	$76,166	$—
Development property(ii)	1,279	—	1,279	—
	$77,445	$—	$77,445	$—

(i)             Magna Racino™’s long-lived assets were tested for impairment upon completion of its 2007 business plan.  An expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, and external valuation reports were used to determine the fair value of the long-lived assets.  Based on this analysis, a non-cash impairment charge of $76.2 million was required of the long-lived assets in the three months and year ended December 31, 2006.

(ii)          On February 7, 2007, MID acquired all of MEC’s interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario for cash consideration of Cdn. $12.0 million ($10.1 million) (note 18).  Based on this transaction, which established a fair value for the land, MEC recognized a non-cash impairment loss of $1.3 million related to this parcel of residential development land in the three months and year ended December 31, 2006.

6.              EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month periods and years ended December 31, 2006 and 2005 are computed as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Income (loss) from continuing operations	$16,303	$(4,230)	$48,928	$8,507
Income (loss) from discontinued operations	12,213	(1,909)	10,942	(1,948)
Net income (loss)	$28,516	$(6,139)	$59,870	$6,559
Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,329	48,290	48,301	48,260
Stock options (thousands)	57	—	54	59
	48,386	48,290	48,355	48,319
Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.34	$(0.09)	$1.01	$0.18
— from discontinued operations	0.25	(0.04)	0.23	(0.04)
	$0.59	$(0.13)	$1.24	$0.14

The computation of diluted earnings (loss) per share for the three-month period and year ended December 31, 2006 excludes the effect of the potential exercise of 155,000 options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.  The computation of diluted earnings (loss) per share for the three-month period ended December 31, 2005 excludes the effect of the potential exercise of 390,000 options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

7.              REAL ESTATE PROPERTIES

Real estate properties consist of:

		(restated
		— notes 3 & 4)
As at December 31,	2006	2005

Real Estate Business

Income-producing properties under operating leases
Land	$206,990	$192,873
Buildings, parking lots and roadways — cost	1,298,073	1,198,488
Buildings, parking lots and roadways — accumulated depreciation	(274,931)	(220,895)
	1,230,132	1,170,466
Development properties
Land and improvements	115,910	100,457
Properties under development	648	13,863
	116,558	114,320
Properties held for sale	1,931	23,872
	1,348,621	1,308,658

MEC

Revenue-producing racetrack properties
Land and improvements	208,355	206,873
Buildings — cost	631,495	495,018
Buildings — accumulated depreciation	(177,538)	(91,005)
Construction in progress	19,024	119,247
	681,336	730,133
Under-utilized racetrack properties	96,951	96,303

Development properties
Land and improvements	45,737	45,332
Properties under development	11,308	3,155
	57,045	48,487
Revenue-producing non-racetrack properties
Land and improvements	6,521	6,187
Buildings — cost	3,410	3,723
Buildings — accumulated depreciation	(72)	(74)
	9,859	9,836
Properties held for sale	—	2,500
	845,191	887,259
Eliminations (note 16)	(5,038)	(4,143)
Consolidated	$2,188,774	$2,191,774

During the three months and year ended December 31, 2006, the Real Estate Business determined that the plan of sale criteria under generally accepted accounting principles was no longer met for four properties included in “properties held for sale” above at December 31, 2005.  Accordingly, three parcels of vacant land with an aggregate carrying value of $19.8 million have been reclassified into “Land and improvements” and one property consisting of land and a vacant building with an aggregate carrying value of $1.8 million (net of $0.3 million of additional depreciation expense recognized) has been reclassified into “Revenue-producing properties under operating leases” above at December 31, 2006.

8.     BANK INDEBTEDNESS AND LONG-TERM DEBT

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. or Canadian dollar loans or letters of credit. The credit facility expires on December 21, 2007, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at the London Interbank Offered Rate (“LIBOR”) or bankers’ acceptance rates plus 1.0%, or the U.S. base or Canadian prime rate. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2006, the Company was in compliance with all of these covenants.  At December 31, 2006, the Company had no borrowings under the facility, but the Company had issued letters of credit totalling $0.3 million.

MEC

(a)          The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes.  Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC.

On July 26, 2006, MEC amended the MEC Credit Facility by increasing the maximum permitted borrowings under such facility for general corporate purposes to $50.0 million and providing for an additional $14.0 million to finance MEC’s purchase of the remaining 70% equity interest of AmTote (note 2), in return for which the bank received a first-ranking security interest over the shares of AmTote.  On November 14, 2006, as required under the amended MEC Credit Facility, MEC permanently reduced the outstanding borrowings by repaying $39.0 million from proceeds on the sale of The Meadows (note 4), such that the remaining maximum permitted borrowings was $25.0 million.  On December 22, 2006, MEC further amended the MEC Credit Facility to extend the maturity date to March 30, 2007, to make an additional $15.0 million available, to revise certain financial performance covenants and to increase the applicable interest rate.  With the additional amount available, the maximum permitted borrowings under the MEC Credit Facility is $40.0 million.

At December 31, 2006, MEC had no borrowings under the MEC Credit Facility (December 31, 2005 — $27.3 million) but had issued letters of credit totalling $24.7 million (December 31, 2005 - $21.7 million) such that $15.3 million was unused and available. The loans under the MEC Credit Facility bear interest at either the U.S. base rate plus 5% or LIBOR plus 6%.  The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2005 was 9.3%.

(b)         On July 31, 2006, one of MEC’s European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros.  The amendments to the agreements included converting the two facilities into one bank term loan, requiring the repayment of 0.9 million euros on July 31, 2006, extending the term to July 31, 2007 and requiring a further repayment of 0.7 million euros on January 31, 2007.  The bank term loan bears interest at the Euro Overnight Index Average rate plus 1.1% per annum, which was 4.8% at December 31, 2006.  A European subsidiary of MEC has provided two first mortgages on real estate as collateral for this bank term loan.  At December 31, 2006, the amount outstanding under the fully drawn bank term loan is 4.5 million euros ($5.9 million) and is included in MEC’s “long-term debt due within one year” on the Company’s unaudited interim consolidated balance sheet.  At December 31, 2005, the amount outstanding under the bank term line of credit of 2.5 million euros ($3.0 million) is included in MEC’s “bank indebtedness” on the Company’s unaudited interim consolidated balance sheet.

(c)          On December 4, 2006, MEC’s  wholly-owned subsidiary which owns and operates Santa Anita Park, The Santa Anita Companies, Inc. (“SAC), entered into a $10.0 million revolving loan arrangement under its existing credit facility.  The revolving loan agreement matures on October 8, 2007.  The revolving loan agreement is guaranteed by MEC’s wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated (“LATC”), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC.  At December 31, 2006, MEC had borrowings under the revolving loan agreement of $6.5 million such that $3.5 million was unused and available.  Borrowings under the revolving loan agreement bear interest at the U.S. prime rate.  The weighted average interest rate on the borrowings outstanding under the revolving loan agreement at December 31, 2006 was 8.25%.

(d)         On November 17, 2005, a subsidiary of MEC entered into a loan agreement with BE&K, Inc. (“BE&K”), the parent company of Suitt Construction Co. Inc., the general contractor for the reconstruction of the racetrack facilities at Gulfstream Park, for a loan of up to $13.5 million (the “BE&K Loan”) to assist in the financing of costs as a result of additional material and labour costs and changes in scope of work related to the reconstruction.  The loan agreement was amended on June 30, 2006, and the loan amount was increased to $16.6 million.  The loan matures on April 14, 2007 and may be extended at the lender’s option to July 31, 2008.  The loan bears interest at the U.S. prime rate plus 0.4% per annum (December 31, 2006 — 8.65%) and may be repaid at any time, in whole or in part, without penalty.  The BE&K Loan is collateralized by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC.  MEC repaid $2.0 million upon the sale of The Meadows on November 14, 2006 (note 4).  As at December 31, 2006, $10.6 million was outstanding under the BE&K Loan.

9.     SHARE CAPITAL

Changes in the Company’s Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2004	47,642,083	$1,554,779	548,238	$17,893	48,190,321	$1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237
Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000
Shares issued and outstanding, September 30, 2005, December 31, 2005 March 31, 2006 June 30, 2006	47,742,083	1,558,016	548,238	17,893	48,290,321	1,575,909
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043
Shares issued and outstanding, September 30, 2006	47,772,083	1,559,059	548,238	17,893	48,320,321	1,576,952
Issued on exercise of stock options	10,000	390	—	—	10,000	390
Shareholder conversion of Class B shares to Class A Subordinate Voting Shares	825	27	(825)	(27)	—	—
Shares issued and outstanding, December 31, 2006	47,782,908	$1,559,476	547,413	$17,866	48,330,321	$1,577,342

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange (“TSX”) on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the public float (as defined by the TSX) of the Class A Subordinate Voting Shares (the “Public Float”).

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the TSX on September 29, 2006, the Company may, during the 12-month period commencing October 4, 2006 and ending October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

At December 31, 2006, the Company had not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

10.       CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Contributed surplus, beginning of period	$2,212	$2,025	$2,112	$2,387
Stock-based compensation	529	87	817	351
Transfer to share capital on exercise of stock options	(74)	—	(262)	(626)
Contributed surplus, end of period	$2,667	$2,112	$2,667	$2,112

11. CURRENCY TRANSLATION ADJUSTMENT

During the year ended December 31, 2006, the Company recorded an unrealized foreign currency translation gain of $59.4 million related to its net investments in currencies other than the U.S. dollar.  The unrealized foreign currency translation gain was primarily due to the strengthening of the euro against the U.S. dollar.  In addition, included in the Real Estate Business’ dilution and other gains for the year ended December 31, 2006 is a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

During the year ended December 31, 2005, the Company recorded an unrealized foreign currency translation loss of $78.3 million related to its net investments in currencies other than the U.S. dollar.  The loss was primarily from the weakening of the euro against the U.S. dollar.

12.       INCOME TAXES

The Real Estate Business’ income tax expense for the year ended December 31, 2006 includes a future tax recovery of $2.1 million realized from the reduction in the future Canadian tax rate, enacted in June 2006, from 36.1% to 33.0%.

13.       STOCK-BASED COMPENSATION

(a)          On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. At December 31, 2006, a maximum of 2.65 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

Activity in the MID Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	390,000	33.49	490,000	33.16
Granted	20,000	39.12	—	—
Exercised	—	—	(70,000)	31.85

Stock options outstanding, March 31 and June 30	410,000	33.77	420,000	33.38
Exercised	(30,000)	31.85	(30,000)	31.85
Forfeited	(60,000)	35.62	—	—

Stock options outstanding, September 30	320,000	33.60	390,000	33.49
Granted	155,000	41.17	—	—
Exercised	(10,000)	35.62	—	—
Stock options outstanding, December 31	465,000	36.08	390,000	33.49

Stock options exercisable, December 31	243,000	34.21	196,000	33.16

The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option valuation model.  The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Risk-free interest rate	3.8%	—	3.8%	—
Expected dividend yield	1.64%	—	1.65%	—
Expected volatility of MID’s Class A Subordinate Voting Stock	19.4%	—	19.6%	—
Weighted average expected life (years)	4.0	—	3.9	—
Weighted average fair value per option granted	$6.50	—	$6.41	—

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics, which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

Subsequent to December 31, 2006, 38,456 stock options with a weighted average exercise price of Cdn. $32.19 per stock option were exercised.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”) which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.  Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

For the three-month period and year ended December 31, 2006, 1,894 DSUs and 14,110 DSUs, respectively, were granted pursuant to the DSP.  A total of 37,202 DSUs have been granted for periods up to and including December 31, 2006.  During the year ended December 31, 2006, 11,715 DSUs were redeemed by a former director for $0.4 million.  As a result, 25,487 DSUs remain outstanding at December 31, 2006.

                        During the three-month period and year ended December 31, 2006, the Real Estate Business recognized stock-based compensation expense of $0.6 million (2005 — $0.2 million) and $1.4 million (2005 — $1.0 million), respectively, which includes $0.1 million (2005 — $0.1 million) and $0.6 million (2005 - $0.7 million), respectively, pertaining to DSUs.

(b)         MEC has a Long-term Incentive Plan (the “MEC Plan”), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents.  A maximum of 7.6 million shares of MEC’s Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

During 2005, MEC introduced an incentive compensation program (the “MEC Program”) for certain officers and key employees, which awards performance shares of MEC’s Class A Subordinate Voting Stock as contemplated under the MEC Plan.  The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors.  These performance shares vested over a six or eight month period to December 31, 2005 and are distributable, subject to certain conditions, in two equal instalments.  The first distribution date occurred prior to March 31, 2006 and the second distribution date is to occur on or about March 31, 2007.  During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share (the “2005 Performance Share Awards”), and 2,392 2005 Performance Share Awards were granted with a nominal stated value.  At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards.  During the year ended December 31, 2006, 131,751 2005 Performance Share Awards were issued with a stated value of $0.8 million, and 4,812 2005 Performance Share Awards were forfeited.  Accordingly, there are 62,908 vested 2005 Performance Share Awards remaining to be issued under the MEC Program.

For 2006, MEC continued the MEC Program as described in the preceding paragraph.  The program is similar in all respects except that the performance shares granted in 2006 vest over a 12-month period to December 31, 2006 and will be distributed, subject to certain conditions, on or about March 31, 2007.  In the year ended December 31, 2006, 161,099 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share (the “2006 Performance Share Awards”), 1,616 2006 Performance Share Awards were issued with a nominal stated value, and 42,622 2006 Performance Share Awards were forfeited.  At December 31, 2006, there were 116,861 vested 2006 Performance Share Awards.

In the year ended December 31, 2006, MEC issued 25,896 (2005 — 14,175; 2004 — 24,000) shares of Class A Subordinate Voting Stock with a stated value of $0.2 million (2005 — $0.1 million; 2004 — $0.1 million) to MEC’s directors in payment of services rendered.

MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC’s Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

Activity in the MEC Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,827,500	6.14	4,500,500	6.18
Granted	—	—	490,000	6.40
Exercised	—	—	—	—
Forfeited and expired	—	—	(145,000)	6.76

Stock options outstanding, March 31	4,827,500	6.14	4,845,500	6.19
Granted	—	—	155,000	6.70
Forfeited and expired	(64,000)	6.80	(88,000)	7.32

Stock options outstanding, June 30	4,763,500	6.13	4,912,500	6.18
Forfeited and expired	—	—	(150,000)	8.08

Stock options outstanding, September 30	4,763,500	6.13	4,762,500	6.12
Granted	200,000	5.25	75,000	7.24
Forfeited and expired	(58,500)	7.13	(10,000)	6.70

Stock options outstanding, December 31	4,905,000	6.08	4,827,500	6.14

Stock options exercisable, December 31	4,412,968	6.08	3,909,430	6.14

The fair value of MEC stock options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC’s stock options (as described further in note 13(a)).  The weighted average assumptions used in determining the fair value of the MEC stock options granted is shown in the table below.  If other assumptions are used, stock-based compensation expense could be significantly impacted.

	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
Risk-free interest rate	4.4%	4.3%	4.4%	4.0%
Expected dividend yield	—	—	—	—
Expected volatility of MEC’s Class A Subordinate Voting Stock	51.0%	52.7%	51.0%	54.7%
Weighted average expected life (years)	4.0	4.0	4.0	4.0
Weighted average fair value per option granted	$ 2.94	$ 3.28	$ 2.94	$ 2.94

During the three months and year ended December 31, 2006, MEC recognized total stock-based compensation expense of $0.3 million (2005 — $0.3 million) and $2.4 million (2005 — $1.0 million), respectively, relating to performance share awards, director compensation and stock options under the MEC Plan.

14.       DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)   Items not involving current cash flows:

	Three months ended December 31,		Year ended December 31,
	2006	(restated — note 3) 2005	2006	(restated — note 3) 2005
Real Estate Business
Straight-line rent adjustment	$115	$52	$224	$301
Stock-based compensation expense	644	202	1,407	1,045
Depreciation and amortization	10,200	9,329	39,225	36,896
Interest income from MEC	(4,629)	(1,655)	(16,505)	(3,903)
Gain on disposal of real estate	—	(900)	(209)	(10,304)
Future income taxes	431	1,044	2,439	6,930
Dilution and other gains	—	—	(1,921)	—
Other	77	75	311	285
	6,838	8,147	24,971	31,250

MEC
Stock-based compensation expense	324	283	2,393	979
Depreciation and amortization	12,652	9,569	44,607	37,029
Interest expense with MID	4,516	179	15,353	179
Amortization of debt issuance costs	1,994	1,284	7,325	2,631
Write-down of long-lived assets	77,445	—	77,445	—
Gain on disposal of business	(115,193)	—	(115,193)	—
Gain on disposal of real estate	—	—	(2,883)	—
Dilution and other gains	(10)	(4)	(195)	(11)
Future income taxes	(11,852)	(5,122)	(12,426)	(2,273)
Minority interest	(5,411)	(15,440)	(35,083)	(43,170)
Other	1,345	857	1,739	(1,637)
	(34,190)	(8,394)	(16,918)	(6,273)

Eliminations (note 16)	(1,735)	629	(5,292)	2,292

Consolidated	$(29,087)	$382	$2,761	$27,269

(b)         Changes in non-cash balances:

	Three months ended December 31,		Year ended December 31,
	2006	(restated — note 3) 2005	2006	(restated — note 3) 2005
Real Estate Business
Accounts receivable	$3,562	$535	$1,265	$3,142
Loan receivable from MEC	368	(310)	619	(606)
Prepaid expenses and other	1,290	133	(656)	(95)
Accounts payable and accrued liabilities	(7,092)	(2,923)	(4,652)	(8,163)
Income taxes	697	1,340	(294)	3,750
Deferred revenue	(554)	(662)	(3,667)	4,352
	(1,729)	(1,887)	(7,385)	2,380

MEC
Restricted cash	(1,774)	(3,885)	(8,314)	(1,378)
Accounts receivable	2,665	(17,087)	14,599	(3,840)
Prepaid expenses and other	4,971	1,923	(992)	1,309
Accounts payable and accrued liabilities	11,169	31,085	1,756	13,312
Income taxes	1,198	3,212	1,246	2,548
Loan payable to MID	(368)	310	(619)	606
Deferred revenue	2,082	2,255	(1,792)	15
	19,943	17,813	5,884	12,572

Eliminations (note 16)	(162)	(470)	1,539	(1,293)

Consolidated	$18,052	$15,456	$38	$13,659

15.  SEGMENTED INFORMATION

(a)          The Company’s reportable segments reflect how the Company is organized and managed by senior management.  The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC).  The segregation of operations between wholly-owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

The Company’s reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Belgium, Spain and Poland.  Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eight thoroughbred racetracks, one standardbred racetrack, two racetracks that run both thoroughbred and quarterhorse meets and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks.  Three of MEC’s racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines.  In addition, MEC operates off-track betting facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™.  MEC also owns and operates HorseRacing TV™, a television network focused on horseracing, and AmTote (note 2).  In April 2006, MEC entered into an agreement with Churchill Downs Incorporated (“CDI”) and Racing UK Limited to partner in a subscription television channel called “Racing World” that broadcasts races from MEC’s and CDI’s racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates three thoroughbred training centres in the United States.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.  In addition to racetracks, MEC’s real estate portfolio at December 31, 2006 included residential developments in various stages of development in Austria, Canada (sold to MID subsequent to year-end — note 18) and the United States.

                        As described in note 1 to the unaudited interim consolidated financial statements, the Company’s consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

16.       TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company’s Chairman and the Chairman of Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna’s Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Bridge Loan and Project Financings

(i)    MEC Bridge Loan

In July 2005, the MID Lender provided MEC with the MEC Bridge Loan of up to $100.0 million expiring August 31, 2006.  The MEC Bridge Loan bore interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%.  In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility.  The MEC Bridge Loan was secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC, and was also cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

The first tranche of $50.0 million under the MEC Bridge Loan was available for immediate drawdown by MEC, with the second tranche of $25.0 million becoming available in October 2005.  In February 2006, the MID Lender agreed to make the third tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the MEC Bridge Loan in relation to Golden Gate Fields for the period ended December 31, 2005.  Concurrently, a similar waiver was provided to MEC under the MEC Credit Facility (note 8). Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender’s associated costs.

In July 2006, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows (note 4).  In connection with the extension of the MEC Bridge Loan, the MID Lender received an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan).  In connection with the July 2006 amendments to the MEC Bridge Loan, MEC also amended and extended the terms of the MEC Credit Facility (note 8).

In August 2006, the MID Lender waived the requirement for MEC to repay a portion of the MEC Bridge Loan from proceeds (net of costs and related loan repayments) from the sale of the Magna Golf Club and the Fontana Golf Club (note 3) in exchange for which the MID Lender received an aggregate fee of $0.3 million (1% of total net proceeds).

In September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan.  The funds were to be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures and (iii) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises, Inc. (“Forest City”) and Caruso Affiliated (“Caruso”) (note 17).  The MID Lender charged MEC an arrangement fee of $0.2 million (1% of the increased funding) in connection with the increased financing under the MEC Bridge Loan.   Pursuant to the terms of the September 2006 amendments, and as result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the MEC Bridge Loan.  Accordingly, the MEC Bridge Loan has been terminated and the MID Lender has released the security provided to it under the facility.

At December 31, 2006, MID had a $0.1 million balance payable to MEC as a result of an excess reimbursement payment made by MEC in connection with loan related costs incurred by MID.  At December 31, 2005, there was a balance receivable of $74.7 million under the MEC Bridge Loan, including $0.6 million of interest, costs and fees receivable.

(ii)          MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park ($162.3 million plus costs and capitalized interest) and Remington Park ($34.2 million plus costs and capitalized interest) (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the amended Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).  Upon MEC’s sale of The Meadows in November 2006 (note 3), that property was released as security under the Gulfstream project financing facility.

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its unsecured senior revolving floating rate credit facility (note 8), compounded monthly.  Since the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (including for the new tranches of the Gulfstream Park project financing facility described below) bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period is extended).  However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  During the three-month period and year ended December 31, 2006, $1.6 million and $5.0 million, respectively, of such amounts were repaid.  Commencing January 1, 2007, the MID Lender is entitled to receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period is extended).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases.  Such funds, which would ordinarily be “trapped” at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis.  The MID Lender received waiver fees of $0.1 million (1% of the amounts released from June to September 2006), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,216 slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche is capitalized until May 1, 2007, following which monthly blended payments of principal and interest will be payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

At December 31, 2006, there were balances of $134.8 million (December 31, 2005 — $97.1 million) and $19.4 million (December 31, 2005 — nil) due under the initial tranche and the July 2006 slots tranche, respectively, of the Gulfstream Park project financing facility.  A balance of $31.7 million (December 31, 2005 — $21.0 million) was due under the Remington Park project financing facility.  The current portion of the MEC Project Financing Facilities was $3.1 million at December 31, 2006.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender $13.0 million of proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that future Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against such construction costs.  In addition, in November 2006, MEC deposited into the Gulfstream Escrow sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness under the BE&K Loan.  The MID Lender has provided its consent to MEC to access such funds for limited purposes other than the repayment of the BE&K Loan on an as-needed basis approved by the Company.  At December 31, 2006, the amount held under the Gulfstream Escrow (including accrued interest) was $6.5 million (December 31, 2005 — $13.7 million).  All funds in the Gulfstream Escrow are reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

Approximately $10.2 million of costs have been incurred, including $0.5 million and $3.0 million in the three months and year ended December 31, 2006, respectively, in association with the MEC Bridge Loan and the MEC Project Financing Facilities.  At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities), over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities.  At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operation and financial position.

(b)   Charges and Sales to Magna

On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna.  A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.  MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 8).

On November 1, 2004, a wholly-owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario.  The agreement stipulated an annual fee of Cdn. $5.0 million, retroactive to January 1, 2004.  On August 25, 2006, the wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club to Magna (note 3), at which time the access agreement was terminated.  During the year ended December 31, 2006, $2.9 million (2005—$4.1 million) of revenue has been recognized in discontinued operations related to this agreement.

On November 1, 2004, a wholly-owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Fontana Golf Club in Oberwaltersdorf, Austria.  The agreement stipulated an annual fee of 2.5 million euros, retroactive to March 1, 2004.  On November 1, 2006, the wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club to a subsidiary of Magna (note 3), at which time the access agreement was terminated.  During the year ended December 31, 2006, $2.6 million (2005 — $3.1 million) of revenue has been recognized in discontinued operations related to this agreement.

(c)          Charges from Magna

On August 25, 2006, in conjunction with the sale of the Magna Golf Club to Magna (note 3), MEC entered into an access agreement with Magna for the use of the Magna Golf Club’s golf course and the clubhouse meeting, dining and other facilities.  The agreement, which expires on August 25, 2011, required a payment of $0.3 million.

(d)   MEC Option

During the year ended December 31, 2006, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan for aggregate fees of $0.1 million.  In November 2006, the option agreement was amended to cover only a portion of the lands held by the MID subsidiary and the exercise price was reduced accordingly to approximately $19.9 million.  The option agreement expired on December 15, 2006.  Upon expiry of this option, MEC expensed approximately $3.0 million of deferred development costs incurred in pursuit of the Michigan racing license, which expense is included in MEC’s operating costs on the Company’s unaudited interim consolidated statement of income (loss).

(e)   Hurricane Katrina Relief Effort

In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million.  The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources.  The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna.  At December 31, 2006, the Company has accrued a liability of $0.4 million for the estimated value of the land to be donated.

17.       COMMITMENTS AND CONTINGENCIES

(a)          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)         On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates (“Greenlight”) filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants’ factum.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will file a responding factum to vigorously defend against the appeal.

(c)          MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)         In addition to the letters of credit issued under the Company’s credit facilities (see note 8), the Company had $5.3 million (Real Estate Business — $3.3 million; MEC — $2.0 million) of letters of credit issued with various financial institutions at December 31, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

(e)          MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries.  As at December 31, 2006, these indemnities amounted to $9.4 million with expiration dates through 2007.

(f)            At December 31, 2006, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $10.9 million (Real Estate Business — $5.2 million; MEC — $5.7 million).

(g)          On November 15, 2006, MEC’s wholly-owned subsidiary, Gulfstream Park Racing Association, Inc. (“GPRA”), opened the slots facility at Gulfstream Park and is proceeding with plans to make additional slot machines available in 2007.  MEC is proceeding with the development of the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of “Floridians for a Level Playing Field” (“FLPF”), a group in which GPRA is a member.  The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures.  FLPF is challenging the decision and has filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court.  On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court which stayed the appellate court ruling pending its jurisdictional review of the matter.  The Florida Supreme Court has yet to confirm whether it will hear the matter.

(h)          In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property.  Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project.  This deposit is included in MEC’s accounts payable and accrued liabilities on the Company’s consolidated balance sheets.  In 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of “The Village at Gulfstream ParkTM”.  That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property.  Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution.  MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed.  To December 31, 2006, MEC has not made any such contributions.  In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that point in time.  As at December 31, 2006, approximately $13.9 million of costs have been incurred by The Village of Gulfstream Park, LLC, which have been funded entirely by Forest City.  The Limited Liability Company Agreement also contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

(i)             In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks.  Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements.  As at December 31, 2006, MEC has expended $6.3 million on this initiative, of which $4.2 million was paid in the year ended December 31, 2006 (2005 — $1.7 million; 2004 — $0.4 million).  These amounts have been included in MEC’s real estate properties on the Company’s unaudited interim consolidated balance sheets.  Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs.  To December 31, 2006, MEC has not made any such payments.  On September 28, 2006, certain of MEC’s affiliates entered into definitive operating agreements with Caruso regarding the proposed development of approximately 51 acres of undeveloped land surrounding Santa Anita Park.

(j)             A subsidiary of MEC participates in a multi-employer defined benefit pension plan for which the pension plan’s total vested liabilities exceed the plan’s assets.  Based on allocation information provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to MEC’s subsidiary is approximately $3.7 million.  Under specific circumstances, a “withdrawal liability” may be triggered by certain actions, including a withdrawal from the pension plan, which is not presently intended.

18.  SUBSEQUENT EVENTS

(a)          On January 18, 2007, MEC announced that the 2007 race meet will be the last meet that MI Racing, Inc. will run at Great Lakes Downs.  For the year ended December 31, 2006, Great Lakes Downs incurred a loss before income taxes of $1.8 million.

(b)         On February 7, 2007, MID acquired all of MEC’s interests and rights in two real estate properties to be held for future development, a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland, in return for cash consideration of Cdn. $12.0 million ($10.1 million) and $20.0 million, respectively.  In addition, MEC has been granted a profit participation right in respect of each property under which it is entitled to receive 15% of net proceeds from any sale or development of the property after MID achieves a 15% internal rate of return.

(c)          On February 9, 2007, MEC repaid in full the term loan facility of 15 million euros ($19.8 million), which matured on that date (note 8).

(d)         On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the “U.S. Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) and a preliminary short form base shelf prospectus (the “Canadian Prospectus”) with the securities commissions in each of the Provinces in Canada (collectively, the “Canadian Securities Commissions”).  After the U.S. Registration Statement is declared effective by the SEC and the Canadian Prospectus receives a final receipt by the Canadian Securities Commissions, MEC will be able to offer up to U.S. $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings.

(e)          Subsequent to the year-end, the Company entered into an agreement to sell a property leased to Magna, which provided approximately $0.1 million of revenue in 2006.  The Company expects the sale to close in the first quarter of 2007.  The Company has agreed with Magna that the lease for this property will be terminated if the Company is able to sell the property, although Magna’s environmental indemnity in favour of the Company will continue for a specified period of time.  Magna is not paying termination fees associated with the lease termination, although Magna has agreed to pay certain costs associated with the sale of the property and to transfer tenant improvements to the Company.